Exhibit 99.9

Resource Modeling Inc.

March 24, 2010

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year then ended, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Michael J. Lechner, P. Geo (B.C.), RPG, CPG, on behalf of myself and Resource Modeling Inc., hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name and Resource Modeling Inc.’s name in connection with the following report(s) and documents in the AIF:

•	January 2010 Updated KSM Mineral Resources dated January 25, 2010
•	Kerr-Sulphurets-Mitchell Preliminary Economic Assessment Addendum – 2009 dated September 8, 2009
•	Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment – 2008 dated March 10, 2008
•	Updated Mineral Resource Estimate, The Courageous Lake Project, Northwest Territories, Canada dated February 22, 2007

Yours truly,

/S/ MICHAEL J. LECHNER
Michael J. Lechner, P. Geo (B.C.), RPG, CPG